UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE APPROVED DISTRIBUTION OF PROFITS

Medellin, Colombia, March 20, 2015

At the annual General Shareholders’ Meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) approved, the proposed distribution of profits and declared a dividend equal to COP $830 per share to be paid as follows: COP $207.5 per share and per quarter, on the first business day of each quarter (April 1st, July 1st, October 1st of 2015 and January 4th of 2016).

The approved position considers a legal reserve of COP $ 308,441´872,509.41, which will allow Bancolombia to enhance its capital structure in accordance with regulatory requirements for credit institutions under Colombian law and respond to the growth of its business operations, as well as reserve of $135,473´027,989.74, for the payment of the tax of wealth according to what’s established under Colombian law, article 10 law 1739 of 2014.

Additionally, the General Shareholders’ Meeting approved a substitution of the legal reserves of prior years – taxable instead of nontaxable- by up to COP $260,000´000,000.00.

The ex-dividend dates are set forth in the table below:

Ex-dividend date	Payment date
March 26, 2015	April 1, 2015
June 24, 2015	July 1, 2015
September 25, 2015	October 1, 2015
December 24, 2015	January 4,2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 20, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance